UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39436

KE Holdings Inc.

(Registrant’s Name)

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

KE Holdings Inc. Enters into Definitive Agreements to Acquire Kongjian Zhihui

On October 10, 2023, KE Holdings Inc. (the “Company”), through one of its wholly-owned subsidiaries, has entered into definitive agreements with Kongjian Zhihui Decoration (Beijing) Co., Ltd. (together with its subsidiaries, “Kongjian Zhihui” or the “Target”), a company primarily engaged in home renovation business and all of its existing shareholders, pursuant to which the Company agreed to acquire the entire equity interests of the Target not currently beneficially owned by the Company (representing approximately 98.0805% of the total outstanding equity interests of the Target) from its existing shareholders (the “Acquisition”). In connection with the Acquisition, the Company will pay an aggregate cash consideration capped at approximately RMB1.55 billion to the selling shareholders, including H iKongjian Co., Limited, one of the Company’s related parties, which holds approximately 7.1092% equity interest in Kongjian Zhihui. The Acquisition as a whole and the related party transaction with H iKongjian Co., Limited have been approved by the board of directors of the Company (the “Board”) and the audit committee of the Board, respectively. The Acquisition is subject to customary closing conditions, including regulatory approvals, and is expected to close in the first half of 2024. After the closing of the Acquisition, Kongjian Zhihui Decoration (Beijing) Co., Ltd. will become a wholly-owned subsidiary of the Company.

Founded in 2010, Kongjian Zhihui is a leading service provider of one-stop home renovation services through its ikongjian brand whose services cover 14 cities. As one of the pioneer in standardized home renovation services, Kongjian Zhihui has consistently upheld its mission of “let there be spaces for love, let there be love in space” and built up a great reputation and brand recognition among users. The Acquisition is expected to further diversify the Company’s home renovation brand and product portfolio to address a broader range of consumer needs, improving customer conversion, while bolstering supply chain and delivery capabilities, thereby expediting the advancements in the Company’s home renovation and furnishing services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KE Holdings Inc.

By	:	/s/ XU Tao
Name	:	XU Tao
Title	:	Chief Financial Officer

Date: October 10, 2023